UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Canyon Resources Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

138869300
(CUSIP Number)

December 31, 2003
(Date of Event which Requires
Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [**X**] Rule 13d-1(b)
   [**X**] Rule 13d-1(c)
   [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   Name of Reporting Person

Passport Master Fund, LP

IRS Identification No. of Above Person   **98-0409552**

2   Check the Appropriate Box if a Member of a Group

              (a)   [**X**]
              (b)   [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization

British Virgin Islands

              5   Sole Voting Power **0**

NUMBER OF   6   Shared Voting Power **1,481,146**
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING   7   Sole Dispositive Power **0**
PERSON WITH

              8   Shared Dispositive Power **1,481,146**

9   Aggregate Amount Beneficially Owned by each Reporting Person **1,481,146**

10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*   [ ]

11   Percent of Class Represented by Amount in Row 9

5.68%

12   Type of Reporting Person*

PN

1   Name of Reporting Person

Passport Master Fund II, LP

IRS Identification No. of Above Person   **98-0409554**

2   Check the Appropriate Box if a Member of a Group

(a)   [**X**]
(b)   [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization

British Virgin Islands

	5	Sole Voting Power **0**
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	Shared Voting Power **457,154**
	7	Sole Dispositive Power **0**
	8	Shared Dispositive Power **457,154**

9   Aggregate Amount Beneficially Owned by each Reporting Person **457,154**

10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*   [ ]

11   Percent of Class Represented by Amount in Row 9

1.79%

12   Type of Reporting Person*

PN

1   Name of Reporting Person

       Passport Management, LLC

       IRS Identification No. of Above Person   **41-2076095**

2   Check the Appropriate Box if a Member of a Group

                                                                    (a)   [**X**]
                                                                    (b)   [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization

       Delaware

                              5   Sole Voting Power **0**

       NUMBER OF   6   Shared Voting Power **1,938,300**
         SHARES
      BENEFICIALLY
     OWNED BY EACH
        REPORTING   7   Sole Dispositive Power **0**
       PERSON WITH

                              8   Shared Dispositive Power **1,938,300**

9   Aggregate Amount Beneficially Owned by each Reporting Person **1,938,300**

10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*   [ ]

11   Percent of Class Represented by Amount in Row 9

       7.38%

12   Type of Reporting Person*

       IA
       OO

1   Name of Reporting Person

      Ralph K. McCluskey II

      IRS Identification No. of Above Person

2   Check the Appropriate Box if a Member of a Group

                                                              (a)   [**X**]
                                                              (b)   [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization

      United States of America

                          5   Sole Voting Power **0**

      NUMBER OF   6   Shared Voting Power **1,938,300**

      SHARES
      BENEFICIALLY
      OWNED BY EACH
      REPORTING   7   Sole Dispositive Power **0**
      PERSON WITH

                          8   Shared Dispositive Power **1,938,300**

9   Aggregate Amount Beneficially Owned by each Reporting Person **1,938,300**

10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*   [ ]

11   Percent of Class Represented by Amount in Row 9

      7.38%

12   Type of Reporting Person*

      HC
      IN

1   Name of Reporting Person

John H. Burbank III

IRS Identification No. of Above Person

2   Check the Appropriate Box if a Member of a Group

(a) [**X**]
(b) [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization

United States of America

	5 Sole Voting Power **0**	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6 Shared Voting Power **1,938,300**	
	7 Sole Dispositive Power **0**	
	8 Shared Dispositive Power **1,938,300**	

9   Aggregate Amount Beneficially Owned by each Reporting Person **1,938,300**

10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*   [ ]

11   Percent of Class Represented by Amount in Row 9

7.38%

12   Type of Reporting Person*

HC
IN

Item 1(a).   <u>Name of Issuer</u>.

Canyon Resources Corp.

Item 1(b).   <u>Address of Issuer's Principal Executive Offices</u>.

14142 Denver West Parkway, Suite 250, Golden, CO 80401

Item 2(a).   <u>Names of Persons Filing</u>.

Passport Management, LLC
Passport Master Fund, LP
Passport Master Fund II, LP
Ralph K. McCluskey II
John H. Burbank III

(collectively, the "Filers").

Item 2(b).   <u>Address of Principal Business Office or, if none, Residence</u>.

The business address of each of the Filers is 402 Jackson Street, San Francisco, CA 94111

Item 2(c).   <u>Citizenship</u>.

For citizenship of each Filer, See Item 4 of pages 2 through 6, for each Filer

Item 2(d).   <u>Title of Class of Securities</u>.

Common Stock

Item 2(e).   <u>CUSIP Number</u>.

138869300

Item 3.   <u>If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:</u>

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e) [X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E) (as to Passport Management, LLC).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G) (as to Messrs. McCluskey and Burbank).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

Reference is made hereby made to Items 5-9 and 11 of pages two (2) – six (6) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.   Ownership of Five Percent or Less of a Class.

       Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

   (a) Each of Passport Management, LLC, Ralph McCluskey and John Burbank beneficially own
       1,938,300 shares of the Stock representing 7.38% of the number of shares of the aggregate
       number of shares of common stock outstanding as of September 30, 2003 as reported by the
       issuer. Passport Master Fund, LP beneficially owns 1,481,146 shares of the Stock and
       Passport Master Fund II, LP beneficially owns 457,154 shares of the Stock, representing
       approximately 5.68% and 1.79% respectively of the the aggregate number of shares of
       common stock outstanding as of September 30, 2003 as reported by the issuer.

   (b) Passport Management, LLC, an investment adviser that is controlled and managed by
       Messrs. McCluskey and Burbank (as co-Managers), has voting and dispositive power over
       all of the Shares reported by the Filers. Neither Mr. McCluskey nor Mr. Burbank, acting
       alone, has voting or dispositive power over the Shares. Messrs. McCluskey and Burbank,
       and each of them, disclaim beneficial ownership of the all of the Shares reported herein.

   (c) Passport Management, LLC is deemed to be the beneficial owner of the number of securities
       reflected in Item 5-9 and 11 of page four (4) of this Schedule 13G pursuant to separate
       arrangements whereby it acts as an investment adviser to certain persons. Passport Master
       Fund, LP and Passport Master Fund II, LP (collectively, the "Partnerships") are persons for
       whom Passport Management, LLC acts as investment adviser. Each of the Partnerhips has
       the right to receive or the power to direct the receipt of dividends from, or the proceeds from
       the sale of, the Common Stock purchased or held pursuant to such arrangements.

   (d) An Agreement Regarding Joint Filing is being filed as an Exhibit.

   (e) This Schedule 13G is relates to the period ending 12/31/2003. It is being filed subsequent to
       the required filing date.

Item 7.   Identification and Classification of the Subsidiary which Acquired the Security Being Reported
          on by the Parent Holding Company.

       Not applicable.

Item 8.   Identification and Classification of Members of the Group.

       Not applicable.

Item 9.   Notice of Dissolution of Group.

       Not applicable.

Item 10.   Certification.

       By signing below, the Filers and each of them certifies that, to the best of his, her or its
knowledge and belief, the securities referred to above on pages two (2) – six (6) of this Schedule 13G
were acquired and are held in the ordinary course of business and were not acquired and are not held
for the purpose of or with the effect of changing or influencing the control of the issuer of the securities
and were not acquired and are not held in connection with or as a participant in any transaction having
that purpose or effect.

<u>Signature</u>

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: April 19, 2004

PASSPORT MANAGEMENT, LLC

/s/Ralph K. McCluskey II

By: _____

Ralph K. McCluskey II

Its: Co-Manager

/s/John H. Burbank III

By: _____

John H. Burbank III

Its: Co-Manager

PASSPORT MASTER FUND, LP

By: Passport Holdings LLC, its General Partner

/s/Ralph K. McCluskey II

By: _____

Ralph K. McCluskey II III

Its: Co-Manager

By: _____

John H. Burbank III

Its: Co-Manager

PASSPORT MASTER FUND II, LP

By: Passport Holdings LLC, its General Partner

/s/Ralph K. McCluskey II

By: _____

Ralph K. McCluskey II III

Its: Co-Manager

By: _____

John H. Burbank III

Its: Co-Manager

RALPH K. MCCLUSKEY II (Individually)
/s/Ralph K. McCluskey II
_____

JOHN H. BURBANK III (Individually)
/s/John H. Burbank III
_____

EXHIBIT 1

AGREEMENT REGARDING JOINT FILING

   The undersigned, Passport Management, LLC, a Delaware limited liability company, Passport Master Fund, LP, a British Virgin Islands international limited partnership, Passport Master Fund II, LP, a British Virgin Islands international limited partnership, Ralph K. McCluskey II, an individual whose address is 402 Jackson Street, San Francisco, California 94111 and John H. Burbank III, an individual whose address is 402 Jackson Street, San Francisco, California 94111, hereby acknowledge and agree that the information required by the Schedule 13G, to which this agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments and supplements thereto shall also be filed on behalf of each of them.

DATED: April 19, 2004

PASSPORT MANAGEMENT, LLC

/s/Ralph K. McCluskey II

By: _____

Ralph K. McCluskey II

Its: Co-Manager

/s/John H. Burbank III

By: _____

John H. Burbank III

Its: Co-Manager

PASSPORT MASTER FUND, LP

By: Passport Holdings LLC, its General Partner

/s/Ralph K. McCluskey II

By: _____

Ralph K. McCluskey II III

Its: Co-Manager

By: _____

John H. Burbank III

Its: Co-Manager

PASSPORT MASTER FUND II, LP

By: Passport Holdings LLC, its General Partner

/s/Ralph K. McCluskey II

By: _____

Ralph K. McCluskey II III

Its: Co-Manager

By: _____

John H. Burbank III

Its: Co-Manager

RALPH K. MCCLUSKEY II (Individually)

/s/Ralph K. McCluskey II

_____

JOHN H. BURBANK III (Individually)

/s/John H. Burbank III

_____